Exhibit 99.1

Non binding, unofficial English translation for information purposes only.

Original in French.

CELLECTIS

A French limited liability company (société anonyme) with share capital of € 2,121,503.45

Registered Office: 8, rue de la Croix Jarry - 75013 Paris

Paris trade and companies register No. 428 859 052

(the “Company”)

NOTICE OF

COMBINED SHAREHOLDERS’ MEETING

OF JUNE 25, 2019

Shareholders are hereby informed that they are called to attend the combined shareholder’s meeting to be held on June 25, 2019 at 9:30 AM (Paris time) at Cellectis’ office, located at 8, rue de la Croix Jarry, 4th floor, 75013 Paris, France, in order to deliberate on the following agenda:

Agenda of the ordinary shareholders’ meeting

•	Reading of the board of directors’ management report and the presentation by the board of the annual financial statements for the financial year ended December 31, 2018,

•

Reading of the statutory auditors’ reports on the performance of their assignment during the aforementioned financial year and the agreements referred to in article L. 225-38 of the French commercial code,

•	Approval of the financial statements for the financial year ended December 31, 2018,

•	Reading of the statutory auditors’ reports on the consolidated financial statements for the financial year ended December 31, 2018,

•	Reading of the Company’s management report and of the consolidated financial statements for the financial year ended December 31, 2018,

•	Approval of the consolidated financial statements for the financial year ended December 31, 2018,

•	Allocation of income for the financial year ended December 31, 2018,

•	Review of the agreements referred to in articles L. 225-38 and the following sections of the French commercial code,

•	Approval for the regulation pertaining to the stock options or stock purchase plan (“2018 Stock Option Plan”) adopted by the board of directors on August 1, 2018.

•	Authorization to be given to the board of directors to buy back Company shares.

Agenda of the extraordinary shareholders’ meeting

•	Authorization to be given to the board of directors for the purpose of reducing the share capital through the cancellation of shares in the context of the authorization to buy back its own shares,

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in the future by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of categories of persons meeting specific characteristics;

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in the future by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of a category of persons meeting specific characteristics;

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares or of any securities with a waiver of the preferential subscription rights of the shareholders, in favor of a category of persons ensuring the underwriting of the Company’s equity securities that may arise as part of an equity line financing or bond financing,

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares or any securities while maintaining the preferential subscription rights of the shareholders,

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders through a public offering,

•

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or of any securities, with a waiver of the preferential subscription rights of the shareholders, through an offer to qualified investors or a restricted circle of investors within the meaning of paragraph II of article L. 411-2 of the French monetary and financial code,

•	Delegation granted to the board of directors to increase the number of securities to be issued in case of any share capital increase with or without preferential subscription rights,

•	Setting the overall limitations to the amount of issuances made under the above mentioned delegation,

•	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by incorporation of premiums, reserves, profits or others,

•	Authorization to be given to the board of directors to grant options to subscribe for or purchase Company’s shares,

•	Authorization to be given to the board of directors for the allocation of free shares existing and/or to be issued in the future,

•

Delegation of authority to be granted to the board of directors to issue warrants to the benefit of a category of persons meeting specific characteristics: (i) members and observers (censeurs) of the Company’s board of directors in office on the date the warrants are granted who are not employees or senior executives of the Company or of one of its subsidiaries or (ii) persons who have entered into a service or consultant contract with the Company or with one of its subsidiaries or (iii) members of any committee which the board of directors has established or could establish who are not employees or senior executives of the Company or of one of its subsidiaries,

•

Delegation of authority to be granted to the board of directors for the purpose of issuing warrants to subscribe to and/or acquire redeemable shares (BSAAR) or share subscription warrants, with a waiver of the preferential subscription rights of the shareholders in favor of the following category of beneficiaries: employees and corporate officers of the Company and its subsidiaries,

•

Authorization for the board of directors to freely allocate preferred shares of the Company to the employees and/or the executive officers of the Company and its subsidiaries entailing the waiver by the shareholders of their preferential subscription rights,

•	Setting the overall limitations to the amount of issues made under the above-mentioned authorizations and delegations,

•

Delegation to be granted to the board of directors for the purpose of an increase in the share capital whose subscription would be reserved to members of a company savings plan established pursuant to articles L. 3332-1 and following of the French labor code.

TEXT OF RESOLUTIONS

RESOLUTIONS WITHIN THE SCOPE OF THE ORDINARY SHAREHOLDERS’ MEETING

FIRST RESOLUTION

Approval of the financial statements for the financial year ended December 31, 2018.

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the board of directors’ management report for the financial year ended December 31, 2018, including corporate governance report, and the statutory auditors’ report on financial statements for the financial year ended December 31, 2018 and the corporate governance report, hereby approves the financial statements for the financial year ended December 31, 2018, which show a loss of € 22,831,741, as well as the transactions reflected in these financial statements and summarized in these reports, hereby acknowledges that no expenses and no charges as referred to in article 39-4 of the French general tax code or surplus depreciation were incurred.

SECOND RESOLUTION

Approval of the consolidated financial statements for the financial year ended December 31, 2018

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the Company’s management report and the statutory auditors’ report on the consolidated financial statements for the financial year ended December 31, 2018,

hereby approves the consolidated financial statements for the financial year ended December 31, 2018 as presented to it, as well as the transactions reflected in these financial statements and summarized in these reports.

THIRD RESOLUTION

Allocation of income for the financial year ended December 31, 2018

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the board of directors’ management report,

acknowledges that the loss for the financial year ended December 31, 2018 amounts to € 22,831,741,

hereby resolves to allocate the aforementioned income to the “retained earnings” debit account that shall thereafter show an amount of € 164,626,818.

In accordance with article 243 bis of the French general tax code, it is recalled that no dividend has been distributed over the past three financial years.

FOURTH RESOLUTION

Approval of the agreements referred to in articles L. 225-38 and the following sections of the French commercial code

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the statutory auditors’ special report on the agreements referred to in articles L. 225-38 and the following sections of the French commercial code,

hereby approves in accordance with the provisions of Article L. 225-40 of the French commercial code, the Share Purchase Agreement entered into between the Company and Mr. André Choulika, Chairman and Chief Executive Officer, relating to the repurchase by the Company of RSU of Calyxt, Inc. held by Mr. André Choulika, the conclusion of which authorized by the board of directors on May 4, 2018.

FIFTH RESOLUTION

Approval of the agreements referred to in articles L. 225-38 and the following sections of the French commercial code

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the statutory auditors’ special report on the agreements referred to in articles L. 225-38 and the following sections of the French commercial code,

hereby approves in accordance with the provisions of Article L. 225-40 of the French commercial code, the Share Purchase Agreement entered into between the Company and Mr. Jean-Marie Messier, director, relating to the repurchase by the Company of RSU of Calyxt, Inc. held by Mr. Jean-Marie Messier, the conclusion of which authorized by the board of directors on May 4, 2018.

SIXTH RESOLUTION

Approval of the agreements referred to in articles L. 225-38 and the following sections of the French commercial code

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the statutory auditors’ special report on the agreements referred to in articles L. 225-38 and the following sections of the French commercial code,

ratifies, in accordance with the provisions of Article L. 225-42 of the French commercial code, the amendment dated January 1. 2018 to the consulting agreement entered into with Godard and Co, of which Mr. Alain Godard is the manager, the purpose of which was to bring the annual remuneration due under the said agreement to €50,000 excluding taxes, the conclusion of this addendum having not been the subject of prior authorization by the board of directors due to an omission, approves the renewal of the consulting contract entered into with Godard and Co, of which Mr. Alain Godard is the manager, as authorized by the board of directors on March 12, 2018.

SEVENTH RESOLUTION

Approval of 2018 Stock Option Plan and payment for the stock options or stock purchase plan adopted by the Board of Directors on August 1, 2018.

The shareholders’ meeting, acting with the quorum and the majority required to ordinary shareholders’ meeting,

having reviewed the board of directors’ report and acting in accordance with the US Internal Revenue Code regarding the allocation of incentive stock options to beneficiaries who are U.S. tax residents, as provided for by the 2018 Stock Option Plan adopted by the board of directors on August 1, 2018, hereby approves the 2018 Stock Option Plan and the payment for the stock options granted thereunder, which were adopted by the Board of Directors at its meeting on August 1, 2018.

EIGHTH RESOLUTION

Authorization to be given to the board of directors to buy back Company shares,

The shareholders’ meeting, deliberating under the quorum and majority conditions required for ordinary shareholders’ meetings,

having reviewed the board of directors’ report,

in accordance with the provisions of articles L. 225-209 and the following sections of the French commercial code,

hereby authorizes the board of directors to acquire Company shares, in accordance with the terms and conditions set out in articles L. 225-209 and the following sections of the French commercial code,

hereby resolves that the acquisition, disposal or transfer of these shares may be carried out by any means, on one or more occasions, in particular in the market or over the counter, including by acquisition or disposal of blocks of shares, public offerings, through the use of derivatives or option-based instruments, in accordance with the terms and conditions stipulated by the market authorities and in compliance with the applicable regulation, hereby resolves that the authorization may be used for the purpose of:

•

ensuring the liquidity of the Company’s shares as part of a liquidity agreement with a financial services intermediary that meets the terms of the compliance charter recognized by the French financial market authority (Autorité des Marchés Financiers);

•

honoring obligations related to stock option plans, the granting of free shares, employee savings plans or other allocations of shares to the employees or officers of the Company or of companies that are related to it;

•	allocating shares upon the exercise of rights attached to securities giving access to the share capital;

•

purchasing shares to be held and subsequently tendered for exchange or in payment as part of potential external growth transactions, in compliance with market practices accepted by the French financial market authority;

•	canceling all or some of the repurchased shares, and

•

more generally, operating for any purpose that might be authorized by law or any market practice that could be allowed by the market authorities, it being specified that, in such a case, the Company would inform its shareholders through a press release.

hereby resolves to set the maximum unit price per share (excluding fees and commissions) at €100, with an overall ceiling of €100,000,000, it being specified that this purchase price shall be subject, where applicable, to the adjustments necessary in order to take into account share capital operations (in particular, the incorporation of reserves, the granting of free shares and the stock split or reverse stock split of shares) that might occur during this authorization’s validity period, hereby notes that the maximum number of shares that might be purchased pursuant to this resolution may not at any time exceed 10% of the total number of shares, it being specified that (i) when the shares are acquired for the purpose of promoting the liquidity of the Company’s shares, the number of shares taken into account when calculating this limit shall correspond to the number of shares purchased minus the number of shares resold during the period of the authorization and (ii) when they are acquired to be held and subsequently tendered in payment or in exchange as part of a merger, spin-off or asset contribution, the number of shares acquired may not exceed 5% of the total number of shares, hereby confers all powers on the board of directors, with the ability to further delegate as provided for by law, to implement this authorization, to place any stock market orders, conclude any agreements in accordance with the law, to carry out any formalities, measures and declarations to the French financial market authority (Autorité des Marchés Financiers) and any other competent authorities and to do whatever is generally necessary.

This authorization is granted for a period of eighteen (18) months from the date of this meeting and terminates any previous authorization having the same purpose.

NINTH RESOLUTION

Authorization to be given to the board of directors for the purpose of reducing the share capital through the cancellation of shares in the context of the authorization to buy back its own shares,

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ special report,

subject to the adoption of the 8th resolution above,

hereby authorizes the board of directors, in accordance with article L. 225-209 of the French commercial code, for a period of eighteen (18) months from the date of this meeting, to cancel, on one or more occasions, up to the limit of 10% of the total share capital per twenty-four (24) months period, all or some of the shares acquired by the Company and to proceed correspondingly to reduce the share capital, it being specified that this limit applies to an amount of share capital that shall be adjusted, where applicable, to take into account transactions that might affect it after the date of this meeting, hereby resolves that any excess of the purchase price of the shares above their par value shall be charged against the share premium, merger or asset contribution account or against any other available reserve account, including the legal reserves up to the limit of 10% of the capital reduction carried out, hereby confers all powers on the board of directors, with the ability to further delegate as provided for by law, for the purpose of carrying out all actions, formalities or declarations to implement the share capital reductions that might be carried out under this authorization and for the purpose of consequently amending the Company’s bylaws.

This authorization is granted for a period of eighteen (18) months from the date of this general meeting and terminates any previous authorization having the same purpose.

TENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of categories of persons meeting specified characteristics

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129 and the following sections of the French commercial code, L. 225-129-2, L. 225-129-4, L. 225-135, L. 225-138 and L. 228-91 and the following sections of the French commercial code, hereby delegates to the board of directors, with the ability to delegate and sub-delegate under the legal conditions, its authority for the purpose of deciding, on one or more occasions, in the proportions and at the times that it deems fit, in France and outside France, to issue ordinary shares of the Company or any securities giving access by any means, immediately and/or in future, to the share capital of the Company or giving entitlement to the allotment of debt securities (including, in particular, share subscription warrants or share issuance rights), hereby resolves that the securities thus issued may consist of debt securities, be related to the issuance of such securities or allow their issuance as intermediate securities,

hereby resolves that the overall nominal amount of the increases in share capital likely to be carried out, immediately or in future, under this resolution, is set at € 1,060,751, or its equivalent in foreign currency to which shall be added, where applicable, the par value of the additional shares or securities to be issued, in order to maintain, in accordance with the law and, where applicable, with the contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital, hereby resolves that this amount shall be offset against the overall ceiling referred to in the 17th resolution below,

hereby resolves that the total nominal amount of debt securities issued and giving access to the share capital that may be issued may not exceed €300,000,000 (or the equivalent amount in the event it is issued in another currency), it being specified that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value;

•	this amount shall be offset against the overall ceiling referred to in the 17th resolution below;

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves to cancel the preferential subscription rights of the shareholders over the ordinary shares of the Company and/or to all securities giving access to the share capital and/or any debt securities to be issued to the following category of persons having the following characteristics:

•

one or individuals or legal persons (including companies), trusts, investment funds or other investment vehicles, whatever their form (including, without limitation, any investment fund or venture capital company, especially any FPCI, FCPI or FIP), governed by French or foreign law, shareholders or not of the Company, investing on a regular basis in the health or biotechnology sector, and/or

•

any credit establishment, any financial services intermediary or member of a syndicate, French or foreign, that undertakes to guarantee (underwrite) the completion of the share capital increase or any issue that may involve an increase in the share capital in the future which may be carried out pursuant to this delegation;

hereby specifies, where applicable, that pursuant to article L. 225-132 of the French commercial code, the decision to issue securities giving access to the share capital also involves the waiver by the shareholders of their preferential subscription rights to the equity securities to which the securities issued shall give entitlement, hereby resolves that the amount that is or shall become due to the Company for each share issued under the aforementioned delegation will be at least equal to the par value of these shares on the date of issue and also decides that the issue price of the new shares which may be issued pursuant to this delegation shall be at least equal to the average of the volume-weighted average share price for the last 3 trading days prior to the setting of the issue price which may be reduced by a maximum discount of 20%, the price would be set in accordance with the provisions of article L. 225-136-1 of the French commercial code), taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event that securities giving access to the share capital are issued, the issue price of ordinary shares that may result from their exercise, from their conversion or from their exchange may, where applicable, be set, at the board’s discretion, by reference to a formula defined by it and applicable following the issue of these securities (for example, when they are exercised, converted or exchanged) in which case the aforementioned maximum discount may be assessed, if the board deems appropriate, on the date that the formula is applied (and not on the date that the issue price is set), and (ii) the issue price of the securities giving access to the share capital issued under this resolution shall be such that the sum, where applicable, received immediately by the Company, plus the sum that may be received by it on conversion or exchange of these securities is, for each share issued as a consequence of the issuance of such securities, at least equal to the aforementioned minimum amount, hereby resolves that the board of directors, as provided in law, shall have all powers to implement this delegation for the purpose of, in particular but not limited to:

•

deciding the amount of the increase in share capital, the issue price (it being specified that it shall be determined in accordance with the terms and conditions established below) and the amount of the premium that may, where applicable, be required on issue;

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital;

•	the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment;

•	drawing up the list of beneficiaries within the category of persons aforementioned and the number of shares to be allocated to each of them;

•

at its own discretion, and when it deems it appropriate, charging the costs, fees and expenses generated by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deducting, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•	duly recording each capital increase and carrying out the corresponding amendments to the Company’s bylaws;

•

in general terms, entering into any agreement, in particular in order to complete the intended issuances successfully, to take all measures and to perform all formalities appropriate for the issue, the listing and for the financial service of the shares issued under this delegation, as well as for the exercise of the rights attached thereto;

•	taking any decision in order to admit the shares and securities thus issued to any market on which the Company’s shares may be admitted for trading,

hereby specifies that this delegation granted to the board of directors is valid for a period of eighteen (18) months from the date of this meeting and terminates any previous delegation having the same purpose, hereby notes the fact that, in the event that the board of directors makes use of the delegation of authority conferred upon it by this resolution, the board of directors shall report to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions, on the use made of the authorizations conferred by this resolution.

ELEVENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities, with a waiver of the preferential subscription rights of the shareholders, in favor of a category of persons meeting specified characteristics

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129 and the following sections of the French commercial code, L. 225-129-2, L. 225-129-4, L. 225-135, L. 225-138 and L. 228-91 and the following sections of the French commercial code, hereby delegates to the board of directors, with the ability to delegate and sub-delegate under the legal conditions, its authority for the purpose of deciding, on one or more occasions, in the proportions and at the times that it deems fit, in France and outside France, to issue ordinary shares of the Company or any securities giving access by any means, immediately and/or in future, to the share capital of the Company or giving entitlement to the allotment of debt securities (including, in particular, share subscription warrants or share issuance rights), hereby resolves that the securities thus issued may consist of debt securities, be related to the issuance of such securities or allow their issuance as intermediate securities,

hereby resolves that the overall nominal amount of the increases in share capital likely to be carried out, immediately or in future, under this resolution, is set at € 1,060,751, or its equivalent in foreign currency to which shall be added, where applicable, the par value of the additional shares or securities to be issued, in order to maintain, in accordance with the law and, where applicable, with the contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital, hereby resolves that this amount shall be offset against the overall ceiling referred to in the 17th resolution below,

hereby resolves that the total nominal amount of debt securities issued and giving access to the share capital that may be issued may not exceed €300,000,000 (or the equivalent amount in the event it is issued in another currency), it being specified that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value;

•	this amount shall be offset against the overall ceiling referred to in the 17th resolution below;

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves to remove the preferential subscription rights of the shareholders over the ordinary shares of the Company and/or to all securities and/or any debt securities to be issued to the following category of persons having the following characteristics:

•

industrial companies, institutions or entities whatever their form, whether French or foreign, active in the health sector or biotechnology, directly or through a controlled company or by which they are controlled within the meaning of Article L. 233-3 I of the French commercial code, where applicable on the occasion of the conclusion of a commercial agreement or partnership with the Company, hereby specifies, where applicable, that pursuant to article L. 225-132 of the French commercial code, the decision to issue securities giving access to the share capital also involves the waiver by the shareholders of their preferential subscription rights to the equity securities to which the securities issued shall give entitlement, hereby resolves that the amount that is or shall become due to the Company for each share issued under the aforementioned delegation will be at least equal to the par value of these shares on the date of issue and also decides that the issue price of the new shares which may be issued pursuant to this delegation shall be at least equal to the average of the volume-weighted average share price for the last 3 trading days prior to the setting of the issue price which may be reduced by a maximum discount of 20%, the price would be set in accordance with the provisions of article L. 225-136-1 of the French commercial code), taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event that securities giving access to the share capital are issued, the issue price of ordinary shares that may result from their exercise, from their conversion or from their exchange may, where applicable, be set, at the board’s discretion, by reference to a formula defined by it and applicable following the issue of these securities (for example, when they are exercised, converted or exchanged) in which case the aforementioned maximum discount may be assessed, if the board deems appropriate, on the date that the formula is applied (and not on the date that the issue price is set), and (ii) the issue price of the securities giving access to the share capital issued under this resolution shall be such that the sum, where applicable, received immediately by the Company, plus the sum that may be received by it on conversion or exchange of these securities is, for each share issued as a consequence of the issuance of such securities, at least equal to the aforementioned minimum amount, hereby resolves that the board of directors, as provided in law, shall have all powers to implement this delegation for the purpose of, in particular but not limited to:

•

deciding the amount of the increase in share capital, the issue price (it being specified that it shall be determined in accordance with the terms and conditions established below) and the amount of the premium that may, where applicable, be required on issue;

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital;

•	the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment;

•	drawing up the list of beneficiaries within the category of persons aforementioned and the number of shares to be allocated to each of them;

•

at its own discretion, and when it deems it appropriate, charging the costs, fees and expenses generated by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deducting, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•	duly recording each capital increase and carrying out the corresponding amendments to the Company’s bylaws;

•

in general terms, entering into any agreement, in particular in order to complete the intended issuances successfully, to take all measures and to perform all formalities appropriate for the issue, the listing and for the financial service of the shares issued under this delegation, as well as for the exercise of the rights attached thereto;

•	taking any decision in order to admit the shares and securities thus issued to any market on which the Company’s shares may be admitted for trading,

hereby specifies that this delegation granted to the board of directors is valid for a period of eighteen (18) months from the date of this meeting and terminates any previous delegation having the same purpose, hereby notes the fact that, in the event that the board of directors makes use of the delegation of authority conferred upon it by this resolution, the board of directors shall report to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions, on the use made of the authorizations conferred by this resolution.

TWELFTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares or of any securities with a waiver of the preferential subscription rights, in favor of a category of persons ensuring the underwriting of the Company’s equity securities that may arise as part of an equity line financing or bond financing,

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129 and following of the French commercial code and, in particular, articles L. 225-129-2, L. 225-129-4, L. 225-135, L. 225-138 and L. 228-91 and following of the French commercial code, hereby delegates to the board of directors the authority to decide, on one or more occasions, the proportions and at the times that it deems fit, in France and outside France, in euros, in foreign currency or any other monetary unit based on a basket of currencies, free of charge or for payment, to issue ordinary shares of the Company and any securities giving access by any means, immediately and/or in future, to the share capital of the Company or giving entitlement to the allotment of debt securities (including, in particular, share subscription warrants or share issuance rights), hereby resolves that the securities thus issued may consist of debt securities, be related to the issuance of such securities or allow their issuance as intermediate securities,

hereby resolves to waive the preferential subscription rights of the shareholders over the ordinary shares in the Company and/or securities and/or any debt securities to be issued in favor of the following category of persons:

•

any credit establishment, any financial services intermediary, any company or investment fund that undertakes to guarantee (“underwrite”) the completion of the share capital increase or any issue that may involve an increase in the share capital in the future which may be carried out pursuant to this delegation as part of an equity line financing or bond financing;

hereby notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities thus issued, hereby resolves that the total nominal amount of the increases in share capital that may be carried out immediately and/or in the future, pursuant to this delegation, may not exceed € 1,060,751, or its equivalent in foreign currency, being the maximum amount to which shall be added, where applicable, the additional amount of the shares to be issued in order to maintain, in accordance with legal and regulatory provisions and, where applicable, with contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital, hereby resolves to set at € 300,000,000 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued under this delegation, specifying that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value;

•	this amount shall be offset against the overall ceiling referred to in the 17th resolution below;

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves that the amount that is or shall become due to the Company for each share issued under the aforementioned delegation will be at least equal to the par value of these shares on the date of issue and also resolves that the issue price of the new shares which may be issued pursuant to this delegation shall be at least equal to the average of the volume-weighted average share price for the last 3 trading days prior to the setting of the issue price which may be reduced by a maximum discount of 20% taking into account, where applicable, the date from which they begin to bear dividend rights, it being specified that (i) in the event that securities giving access to the share capital are issued, the issue price of ordinary shares that may result from their exercise, from their conversion or from their exchange may, where applicable, be set, at the board’s discretion, by reference to a formula defined by it and applicable following the issue of these securities (for example, when they are exercised, converted or exchanged) in which case the aforementioned maximum discount may be assessed, if the board deems appropriate, on the date that the formula is applied (and not on the date that the issue price is set), and (ii) the issue price of the securities giving access to the share capital issued under this resolution shall be such that the sum, where applicable, received immediately by the Company, plus the sum that may be received by it on conversion or exchange of these securities is, for each share issued as a consequence of the issuance of such securities, at least equal to the aforementioned minimum amount, hereby specifies that the authorization thus conferred upon the board of directors is valid for a period of eighteen (18) months from the date of this general meeting and terminates any previous authorization having the same purpose, hereby resolves that the board of directors shall have all powers, with the ability to further delegate as provided for by law, in order to implement, in accordance with legal provisions and the Company’s bylaws, this delegation for the purpose notably of:

•

deciding the amount of the increase in share capital, the issue price (specifying that this shall be determined in accordance with the terms and conditions established below) and the amount of the premium that may, where applicable, be required on issuance;

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital;

•	setting the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment;

•	drawing up the list of beneficiaries within the category of persons aforementioned and the number of shares to be allocated to each of them;

•

at its own discretion, and when it deems it appropriate, charging the costs, fees and expenses generated by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deducting, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•	duly recording each capital increase and carrying out the corresponding amendments to the Company’s bylaws;

•

in general terms, entering into any agreement, in particular in order to complete the intended issuances successfully, to take all measures and to perform all formalities appropriate for the issuance, the listing and for the financial service of the shares issued under this delegation, as well as for the exercise of the rights attached thereto;

•	taking any decision in order to admit the shares and securities thus issued to any market on which the company’s shares may be admitted for trading,

hereby notes the fact that, in the event that the board of directors makes use of the delegation of authority conferred upon it by this resolution, the board of directors shall report to the next ordinary shareholders’ meeting, in accordance with the legal and regulatory provisions, on the use made of the authorizations conferred by this resolution.

THIRTEENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in the future by issuing ordinary shares or any securities, while maintaining the preferential subscription rights of shareholders.

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129 and the following sections of the French commercial code and, in particular, articles L. 225-129 to L. 225-129-6, L. 225-132, L. 225-133, L. 225-134, 228-91, L. 228-92 and L. 228-93,

hereby delegates to the board of directors, with the ability to delegate and sub-delegate under the legal conditions, its authority to decide, in the proportions and at the times that it deems fit, one or more share capital increase in France and outside France, by issuing ordinary shares in the Company or any capital securities giving access to other capital securities or giving access to the allocation of debt securities, and/or marketable securities (including, in particular, any debt securities) giving access to future capital securities in the Company or of any company that may directly or indirectly own more than half of its capital or more than half of whose capital it may directly or indirectly own, with the ability to issue these securities in euros or in foreign currency or any other monetary unit based on a basket of currencies, at the choice of the board of directors, that may be paid up in cash, including through the offsetting of receivables, hereby resolves that the securities thus issued may consist of debt securities, be related to the issuing of such securities or allow their issue as intermediate securities,

hereby resolves that shareholders shall have, in proportion to the amount of shares they own, a preferential subscription rights to the ordinary shares or securities that are, where applicable, issued under this delegation, hereby confers upon the board of directors the powers to grant to shareholders the right to subscribe, on a reducible basis, to a higher number of shares or securities than that to which they could subscribe on an irreducible basis, in proportion to their subscription rights and, in any event, up to the limit of their request, hereby resolves to set at € 1,060,751 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of the increases in share capital that may be carried out, immediately and/or in future, under this resolution, it being specified that:

•

the maximum nominal amount of the increases in share capital that may be carried out, immediately or in future, by virtue of this delegation shall be offset against the overall ceiling amount referred to in the 17th resolution below,

•

to this ceiling shall be added, where applicable, the par value of the additional shares to be issued, in order to maintain, in accordance with the law and, where applicable, with contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital.

hereby resolves to set at € 300,000,000 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued pursuant to this delegation, specifying that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value,

•	this amount shall be offset against the overall ceiling referred to in the 17th resolution below,

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves that, if the subscriptions have not completely taken up all of such an issuance, the board of directors may use, in the order that it resolves, one or other of the following powers:

•	limiting the issuance to the amount of subscriptions, on condition that they reach at least three-quarters of the issuance initially agreed,

•	freely allocating all or part of the unsubscribed securities between the persons of its choice, and

•	offering to the public, on the French or international market, all or part of the unsubscribed securities,

hereby resolves that the issuance share subscription warrants of the Company may be carried out through a subscription offer, but also through their free allotment to the owners of the existing shares,

hereby resolves that in the event that share subscription warrants are allotted, the board of directors shall have the ability to decide that the fractional allotment rights are not negotiable and that the relevant securities shall be sold, hereby notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities issued under this delegation, hereby resolves that the board of directors shall have all powers, with the ability to further delegate as provided for by law, in order to implement, in accordance with legal provisions and with the Company’s bylaws, this delegation for the purpose notably of:

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium,

•

setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital,

•

making any adjustments required pursuant to legal and regulatory provisions and, where applicable, to contractual provisions that apply, in order to protect the rights of the bearers of securities and other rights giving access to the share capital of the Company, and

•	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months,

hereby resolves that the board of directors may:

•

at its own discretion, and when it deems it appropriate, charge the costs, fees and expenses generated by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•

take any measures and decisions and undertake any formalities required in order to list any securities thus issued on the Euronext Growth in Paris and any other market on which the Company’s shares would then be listed;

•

take any measures, enter into any commitment and carry out any formalities that are appropriate to complete the issue and for the purpose of finalizing the share capital increase and make the relevant amendments to the Company’s bylaws, hereby notes that, in the event that the board of directors makes use of the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions, hereby resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and terminates any previous authorization having the same purpose.

FOURTEENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or any securities, with waiver of the preferential subscription rights of the shareholders, through a public offering.

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129 and the following sections of the French commercial code and, in particular, articles L. 225-129 to L. 225-129-6, L. 225-135, L. 225-135-1, L. 225-136, 228-91, L. 228-92 and L. 228-93,

hereby delegates to the board of directors, with the ability to delegate and sub-delegate under the legal conditions, its authority to decide, by means of a public offering, on one or more occasions, in the proportions and at the times that it deems fit, in France and outside France, to issue ordinary shares in the Company or any capital securities giving access to other capital securities or giving access to the allocation of debt securities, and/or marketable securities (including, in particular, any debt securities) giving access to future capital securities in the Company or of any company that may directly or indirectly own more than half of its capital or more than half of whose capital it may directly or indirectly own, with the ability to issue these securities in euros or in foreign currency or any other monetary unit based on a basket of currencies, at the choice of the board of directors, that may be paid up in cash, including through the offsetting of receivables, hereby resolves that the securities thus issued may consist of debt securities, be related to the issuance of such securities or allow their issuance as intermediate securities,

hereby resolves that the issuances that may be carried out by virtue of this resolution may be carried out through public offers,

hereby resolves as a consequence to waive the preferential subscription rights of the shareholders over ordinary shares or securities issued pursuant to this delegation,

hereby notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities issued by virtue of this delegation, hereby resolves to set at € 1,060,751 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of the increases in share capital that may be carried out, immediately and/or in future, pursuant to this delegation, it being specified that:

•

the maximum nominal amount of the increases in share capital that may be carried out, immediately or in future, by virtue of this delegation shall be offset against the overall ceiling amount referred to in the 17th resolution below;

•

to this ceiling shall be added, where applicable, the par value of the additional shares to be issued, in order to maintain, in accordance with the law and, where applicable, with the contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital.

hereby resolves to set at € 300,000,000 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued pursuant to this delegation, specifying that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value;

•	this amount shall be offset against the overall ceiling referred to in the 17th resolution below;

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves that, if the subscriptions have not completely taken up all of such an issuance, the board of directors may use, in the order that it decides, one or other of the following powers:

•	limiting the issuance to the amount of subscriptions, on condition that they reach at least three-quarters of the issuance initially intended;

•	freely allocating all or part of the unsubscribed securities between the persons of its choice; and

•	offering to the public, on the French or international market, all or part of the unsubscribed securities,

hereby resolves that the issue price of shares issued pursuant to this delegation shall be determined by the board of directors and shall be at least equal to the average of the volume-weighted average share price for the last 3 trading days prior to the setting of the issue price which may be reduced by a maximum discount of 20% (it being nonetheless specified that if, when use is made of this delegation, the Company’s shares were admitted for trading on a regulated market, the price would be set in accordance with the provisions of article L. 225-136-1 of the French commercial code), taking into account, where applicable, the date from which they begin to bear dividend rights and it being specified that the issue price of securities giving access to the share capital issued under this resolution shall be such that the sum received immediately by the Company, plus the sum that may be received by it on the exercise or conversion of these securities is, for each share issued as a consequence of the issuing of these securities, at least equal to the aforementioned minimum amount, hereby resolves that the board of directors shall have all powers, with the ability to further delegate as provided for by law, in order to implement, in accordance with legal provisions and with the Company’s bylaws, this delegation for the purpose notably of:

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;

•

setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;

•

making any adjustments required pursuant to legal and regulatory provisions and, where applicable, to contractual provisions that apply, in order to protect the rights of the bearers of securities or other rights giving access to the share capital of the Company; and

•	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months,

hereby resolves that the board of directors may:

•

at its own discretion, and when it deems it appropriate, charge the costs, fees and expenses generated by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•

take any measures and decisions and undertake any formalities required in order to list any securities thus issued on the Euronext Growth in Paris and any other market on which the Company’s shares would then be listed;

•

take any measures, enter into any commitment and carry out any formalities that are appropriate to complete the issue and for the purpose of finalizing the share capital increase and make the relevant amendments to the Company’s bylaws, hereby notes that, in the event that the board of directors makes use of the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions, hereby resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and terminates any previous authorization having the same purpose.

FIFTEENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or of any securities, with waiver of the preferential subscription rights of the shareholders, through an offer to qualified investors or a restricted circle of investors within the meaning of paragraph II of article L. 411-2 of the French monetary and financial code.

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129, L. 225-129-2, L. 225-129-4, L. 225-135, L. 225-135-1, L. 225-136, L. 228-91, and L. 228-93 and following of the French commercial code and paragraph II of article L. 411-2 of the French monetary and financial code, hereby delegates to the Board of Directors its authority to decide, on one or more occasions, in the proportions and at the times that it deems fit, in France and outside France, to issue ordinary shares in the Company or any capital securities giving access to other capital securities or giving access to the allocation of debt securities, and/or marketable securities (including, in particular, any debt securities) giving access to future capital securities in the Company or of any company that may directly or indirectly own more than half of its capital or more than half of whose capital it may directly or indirectly own, with the ability to issue these securities in euros or in foreign currency or any other monetary unit based on a basket of currencies, at the choice of the board of directors, that may be paid up in cash, including through the offsetting of receivables, under the terms of an offer made to qualified investors or a restricted circle of investors as described in paragraph II.2 of article L. 411-2 of the French monetary and financial code, hereby resolves that the securities thus issued may consist of debt securities, be related to the issuing of such securities or allow their issue as intermediate securities,

hereby resolves to waive the preferential subscription rights of the shareholders over ordinary shares or securities issued pursuant to this delegation,

hereby notes, where applicable, that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to the shares to which these securities give entitlement, in favor of the holders of the securities thus issued, hereby resolves that the total nominal amount of share capital increases that may be carried out immediately and/or in future, pursuant to this delegation, may not be higher than € 1,060,751 nor in any circumstances exceed the limits provided in the regulations applying on the date of issue (by way of indication, on the date of this shareholders’ meeting, the issuance of equity securities carried out by an offer covered by article L.411-2 II of the French monetary and financial code is limited to 20% of the capital of the Company each year, with this share capital being assessed on the date that the board of directors decides to use this delegation), being the maximum amount to which shall be added, where applicable, the additional amount of the shares to be issued in order to maintain, in accordance with legal and regulatory provisions and, where applicable, with contractual provisions that apply, the rights of the bearers of securities and other rights giving access to the share capital, the nominal amount of the increases in share capital that may be thus carried out shall be offset against the overall ceiling amount referred to in the 17th resolution below,

hereby resolves to set at € 300,000,000 (or the equivalent amount in the event it is issued in another currency) the maximum nominal amount of debt securities that may be issued pursuant to this delegation, it being specified that:

•	this amount shall be increased, where applicable, by any redemption premium above the par value;

•	this amount shall be offset against the overall ceiling referred to in the 17th resolution below;

•

this ceiling shall not apply to debt securities referred to in articles L. 228-40, L. 228-36-A and L. 228-92 sub paragraph 3 of the French commercial code the issuance of which would be resolved or authorized by the board of directors in accordance with article L. 228-40 of the French commercial code, or in the other cases, under conditions to be determined by the Company in accordance with article L. 228-36-A of the French commercial code, hereby resolves that, if the subscriptions have not completely taken up all of such an issuance, the board of directors may use, in the order that it decides, one or other of the following powers:

•	limiting the issue to the amount of subscriptions, on condition that this reaches at least three-quarters of the issue that was initially agreed;

•	freely allocate all or part of the unsubscribed securities between the persons of its choice,

hereby resolves that the issue price of shares issued by virtue of this delegation shall be determined by the board of directors and shall be at least equal to the average of the volume-weighted average share price for the last 3 trading days prior to the setting of the issue price which may be reduced by a maximum discount of 20% (it being nonetheless specified that if, when use is made of this delegation, the Company’s shares were admitted for trading on a regulated market, the price would be set in accordance with the provisions of article L. 225-136-1 of the French commercial code), taking into account, where applicable, the date from which they begin to bear dividend rights and specifying that the issue price of securities giving access to the share capital issued by virtue of this resolution shall be such that the sum received immediately by the Company, plus the sum that may be received by it on the exercise or conversion of these securities is, for each share issued as a consequence of the issuance of these securities, at least equal to the issue price defined above, hereby resolves that the board of directors shall have all powers, with powers to further delegate as provided for by the law, in order to implement, in accordance with legal provisions and with the Company’s bylaws, this delegation for the purpose notably of:

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;

•

setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;

•

making any adjustments required pursuant to the legal and regulatory provisions and, where applicable, to contractual provisions that apply, in order to protect the rights of the bearers of securities or other rights giving access to the share capital of the Company; and

•	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months.

hereby resolves that the board of directors may:

•

at its own initiative, and when it deems it appropriate, charge the costs, fees and expenses incurred by the capital increases by virtue of the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•

take any measures and decisions and undertake any formalities required in order to list any securities thus issued on the Euronext Growth in Paris and any other market on which the Company’s shares would then be listed;

•

take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company’s bylaws, hereby notes that, if the board of directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions, hereby resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and terminates any previous authorization having the same purpose.

SIXTEENTH RESOLUTION

Delegation granted to the board of directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights.

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129, L. 225-129-2, L. 225-135, L. 225-135-1, L. 228-91, L. 228-92, L. 228-93 of the French commercial code,

hereby delegates the authority to the board of directors to increase the number of shares or securities to be issued in the event of an oversubscription in (or similar arrangement in connection with) the framework of the Company’s capital increases, or without preferential subscription rights, decided pursuant to the above-mentioned resolutions under the conditions stipulated in article L. 225-135-1 and R. 225-118 of the French commercial code (i.e. to a date, within thirty days of the close of the subscription, at the same price as the one set for the initial issue and up to 15% of the initial issue), the said shares granting the same rights as the former shares subject to the date where they begin to bear dividend rights, hereby states that the par value of any capital increase decided pursuant to this delegation will be subtracted from the overall ceiling stipulated in the 17th resolution below, to which amount will if necessary be added, the additional amount of shares or securities which may be issued as a supplement, to protect, in accordance with the law and, where applicable, with the contractual stipulations that apply, the rights of holders of securities giving access to the capital and other rights in the capital, hereby resolves that the board of directors shall have all powers, with the ability to sub-delegate as provided for by law, in order to implement, in accordance with the legal provisions and with the Company’s bylaws, this resolution for the purpose of:

•	setting the dates, terms and conditions for any issue as well as the form and characteristics of the shares or securities to be issued that give access to the share capital, with or without a premium;

•

setting the amounts to be issued, the date, which may be retroactive, from which the shares or securities giving access to the share capital to be issued begin to bear dividend rights and their terms of payment and, where applicable, the arrangements for the exercise of any rights of exchange, conversion, redemption or allotment by any other means of equity securities or securities giving access to the share capital;

•

to make any adjustments required pursuant to legal and regulatory provisions and, where applicable, contractual provisions that apply, in order to protect the rights of the bearers of securities and other rights giving access to the share capital of the Company; and

•	suspending, where applicable, the exercise of rights attached to these securities during a maximum period of three months,

hereby resolves that the board of directors may:

•

at its own initiative, and when it deems it appropriate, charge the costs, fees and expenses incurred by the capital increases pursuant to the delegation under this resolution, against the amount of the premiums related to these transactions and deduct, from these premiums, the sums required to bring the legal reserve to one-tenth of the new amount of share capital after each capital increase;

•	take any decision in order to admit the shares and securities thus issued for trading on a regulated Euronext market in Paris, and generally;

•

take any measures, enter into any commitment and carry out any formalities that are appropriate to successfully complete the issue and to finalize the share capital increase and make the relevant amendments to the Company’s bylaws, hereby notes that, if the board of directors uses the delegation of authority conferred upon it by this resolution, it shall report on this to the next ordinary shareholders’ meeting, in accordance with legal and regulatory provisions, hereby resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and terminates any previous authorization having the same purpose.

SEVENTEENTH RESOLUTION

Overall limitations to the amount of issuances made under the 10th resolution, the 11th resolution, the 12th resolution, the 13th resolution, the 14th resolution, 15th resolution and the 16th resolution above.

The shareholders’ meeting, deliberating under the quorum and majority conditions required for extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

hereby resolves that:

•

the total nominal amount of the capital increases which are liable to be realized by virtue of the delegations conferred under the terms of the 10th resolution, the 11th resolution, the 12th resolution, the 13th resolution, the 14th resolution, the 15th resolution and the 16th resolution above cannot be more than € 1,060,751 being the maximum amount to which, if necessary, will be added the additional amount of shares to be issued to protect the rights of the holders of securities and other rights giving access to shares in accordance with the statutory and regulatory provisions and if necessary the applicable contractual provisions,

•

The total maximum nominal amount of the debt securities which can be issued pursuant to the delegations conferred under the terms of the resolutions above-mentioned is fixed at € 300,000,000 (or its equivalent in foreign currency or in units of account established by reference to several currencies). It is specified that this ceiling will not apply to debt securities referred to in the articles L.228-40, L.228-36-A and L.228-92 paragraph 3 of the French commercial code, the issuance of which would be decided or authorized by the board of directors under the conditions provided for in article L. 228-40 of the French commercial code or, in the other cases, under the conditions determined by the Company in accordance with the provisions of article L. 228-36-A of the French commercial code.

EIGHTEENTH RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by incorporation of premiums, reserves, profits or others.

The shareholders’ general meeting deliberating under the quorum and majority conditions provided for in article L. 225-130 of the French commercial code,

having reviewed the board of directors’ report,

in accordance notably with the provisions of articles L. 225-129, L. 225-129-2, and L. 225-130 of the French commercial code,

hereby delegates to the board of directors the authority, with the ability to subdelegate as provided for by law, to decide one or more capital increases by incorporating premiums, reserves, profits or others into the capital, the capitalization of which is possible both legally and under the bylaws either in the form of an allocation of new free shares, by raising the par value of existing shares or by a combination of both, the said shares granting the same rights as the old shares subject to the date where they begin the bear dividend rights, hereby resolves that the total nominal amount of the capital increases which are liable to be realized immediately and/or in future cannot be more than € 2,000,000, being the maximum amount to which, if necessary, will be added the additional amount of shares to be issued to protect the rights of the holders of securities and other rights giving access to shares in accordance with the legal and regulatory provisions and, where applicable, with the contractual provisions that apply, it being specified that this ceiling is fixed autonomously and separately from the ceiling referred to in the 17th resolution above, hereby resolves, in accordance with article L. 225-130 of the French commercial code, that if the board of directors uses this delegation, the rights to the fractions of shares will not be negotiable and the corresponding securities will be sold, the sums from the sale will be allotted to the holders of the rights within the time limit established by the regulations, hereby resolves that this delegation is granted for a period of twenty-six (26) months from the date of this general meeting and terminates any previous authorization having the same purpose.

NINETEENTH RESOLUTION

Authorization to be given to the board of directors to grant options to subscribe or purchase Company’s shares.

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

hereby authorizes the board of directors to grant, within the scope of articles L. 225-177 to L. 225-185 of the French commercial code, during the periods authorized by law, on one or more occasions, to the members of the salaried staff and/or the executive officers (or some of them) of the Company and the companies and economic interest groupings affiliated to the Company under the conditions established in article L. 225-180-I of the said code, options giving the right to subscribe to or purchase ordinary shares, it being specified that:

•	the number of options granted under this authorization cannot give a right to purchase or subscribe for more than 4,243,006 shares with a par value of €0.05 each;

•	this amount shall be subtracted from the overall ceiling referred to in the 24th resolution below; and

•	the total number of shares which can be subscribed by exercising the stock options granted and not yet exercised may never exceed one third of the share capital,

hereby specifies that the board of directors must, if the Company’s shares were to be admitted to trading on a regulated Euronext market in Paris, be able to allocate share subscription or purchase options to the Company’s senior executives mentioned in article L. 225-185 sub paragraph 4 of the French commercial code in accordance with the provisions of article L. 225-186-1 of the French commercial code, hereby resolves that this delegation is granted for a period of thirty-eight (38) months from today’s date and terminates any previous authorization having the same purpose,

hereby resolves that this authorization entails the waiver by the shareholders in favor of the holders of the stock options thus issued, of their preferential subscription rights to the shares which will be issued, as and when the stock options are exercised and will be implemented under the conditions and in accordance with the terms provided for by the law and regulation in force on the day the purchase or subscription options are allocated, hereby resolves that the purchase or subscription price per share will be fixed by the board of directors on the day when the option is granted, in accordance with article L. 225-177 of the French commercial code, and shall be at least equal to ninety-five (95%) of the average prices listed for the Company’s shares on the Euronext Growth in Paris and on the NASDAQ Stock Market or any other market on which the Company’s shares are listed (including if necessary as American Depositary Shares) during the twenty (20) trading days prior to the day of the board of directors’ decision to allocate the options, it being specified that when an option enables a beneficiary to purchase shares which have already been previously purchased by the Company, its exercise price, without prejudice to the preceding clauses and in accordance with the applicable legal provisions, cannot be less than 80% of the average price paid by the Company for all the shares it has previously purchased, hereby resolves that the price fixed for subscribing or purchasing the shares to which the options give entitlement, cannot be modified during the life of the options, it being specified that if the Company carries out one of the transactions mentioned in article L. 225-181 of the French commercial code it must take the necessary measures to protect the interests of the beneficiaries of the options under the conditions set out in article L. 228-99 of the French commercial code, hereby resolves that where adjustments set out in article L. 228-99 3° of the French commercial code may have to be carried out, the adjustment would be implemented by applying the method set out in article R. 228-91 of the French commercial code it being specified that the value of the preferential subscription rights, like the value of the share before the detachment of the subscription right, would if necessary be determined by the board of directors in accordance with the subscription, exchange or sale price per share agreed on during the last transaction on the Company’s capital (capital increase, contribution of securities, sale of shares etc.) during the six (6) months preceding the meeting of the said board of directors or if such a transaction does not occur during this period, in accordance with any other financial parameter which will appear relevant to the board of directors (and which will be validated by the Company’s statutory auditors), hereby resolves that the board of directors may, if necessary, suspend the exercise of the options in the event of the issue of new capital shares or new securities giving access to the capital as well as in the event of the Company’s merger or split up, hereby fixes the period of validity of the options at ten (10) years from their grant, it being specified that this period can be reduced by the board of directors for beneficiaries who reside in a given country if this is necessary to comply with the law of the said country, hereby gives full powers to the board of directors within the limits fixed above to:

•	determine the identity of the beneficiaries of the share purchase or subscription options as well as the number of options allocated to each of them;

•

fix the purchase and/or subscription price for the shares to which the options give an entitlement, within the limit of the above-mentioned legislation. The subscription price per share must be higher than the par value of the share;

•

ensure that the number of share subscription options granted by the board of directors is fixed so that the total number of share subscription options allocated and not yet exercised cannot give an entitlement to subscribe for more than a third of the share capital;

•

draw up the share subscription or share purchase option plan for shares and fix the terms for granting the options including notably the timetable for exercising the options granted which can vary depending on the holders, it being specified that these terms can include clauses prohibiting the immediate resale of all or part of the shares issued after exercising the options, within the limits fixed by the law;

•	purchase any Company shares which may be necessary in order to sell the shares to which the purchase options give entitlement;

•

perform all actions and formalities either itself or through a representative, in order to make the capital increases, which may be realized pursuant to the authorization given under this delegation, final and binding;

•

charge, if deemed necessary, the costs of the capital increases against the amount of the premiums relating to these increases and deduct, from this amount, the sums required to bring the legal reserve up to one-tenth of the new capital after each increase;

•	consequently modify the Company’s bylaws and generally do whatever may be necessary;

hereby specifies that the board of directors may, within the limits it has previously set, sub-delegate the powers conferred upon it under this resolution, in accordance with the provisions of the applicable laws and regulations, hereby resolves that the board of directors will inform the ordinary general meeting every year of the transactions performed within the context of this resolution.

TWENTIETH RESOLUTION

Authorization be given to the board of directors for the allocation of free shares existing and/or to be issued in the future.

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-197-1 and following of the French commercial code,

hereby authorizes the board of directors to carry out the allocation of free shares existing and/or to be issued in the future by the Company, on one or several occasions, to members of the Company’s salaried staff or to certain categories of them and/or to its executive officers who satisfy the conditions stipulated in article L. 225-197-1 of the French commercial code as well as to the members of the salaried staff of companies or economic interest economic groupings in which the company directly or indirectly holds at least 10% of the capital or voting rights in, on the date the said shares are allocated, hereby specifies that the board of directors must, if the Company’s shares have been listed for trading on a regulated Euronext market in Paris, comply with the provisions of article L. 225-197-6 of the French commercial code in order to be able to allocate the free shares to the executive officers who satisfy the conditions of article L. 225-197-1, II of the French commercial code, hereby resolves to fix the number of free shares which can be allocated by the board of directors under this authorization at 4,243,006 shares with a unit par value of €0.05, it being specified that the total number of free shares allocated by the board of directors can never exceed the overall ceiling of 10% of the Company’s share capital existing on the date of the decision to allocate them and that this number will be charged against the overall ceiling set out in the 24th resolution below, hereby resolves that the grant of shares to their beneficiaries will be final and binding subject to satisfying the conditions and criteria which may be fixed by the board of directors after a period of at least one year (the “Vesting Period”) and that the beneficiaries of these shares must hold them for a period fixed by the board (the “Lock-in Period”) which, combined with the Vesting Period, cannot be less than two (2) years, hereby resolves, as an exception to the above, that the shares will be definitely allocated before the end of the Vesting Period if the beneficiary is affected by a disability which is classified in the second and third categories of article L. 341-4 of the French social security code, hereby resolves that the shares allocated will be freely transferable in the event of a demand for allocation made by the heirs of a deceased beneficiary or if the beneficiary is affected by a disability corresponding to a classification in the above-mentioned categories of the French social security code, hereby resolves that the Vesting period and the Lock-in Period will be fixed by the board of directors within the above-mentioned limits,

hereby notes that in accordance with article L. 225-197-1 of the French commercial code, when the allocation concerns shares to be issued in the future, this authorization automatically entails the waiver by the shareholders of their preferential subscription rights to the newly issued shares in favor of the beneficiaries of the free shares, with the corresponding increase in capital being definitely performed by the sole fact of the shares being allocated to the beneficiaries, hereby notes that as far as is required, this decision entails the waiver by the shareholders, in favor of the grantees, of the portion of the reserves, profits or premiums which will if necessary be used if new shares are issued at the end of the Vesting Period, and which the board of directors is given full powers to realize, hereby delegates full powers to the board of directors to:

•	record the existence of sufficient reserves and proceed for each allocation to transfer the sums necessary to pay up the new shares to be allocated to an unavailable reserve account;

•	determine the identity of the beneficiaries of the allocations and the number of shares liable to be allocated to each of them;

•	fix the terms and if necessary the criteria for the allocation of these shares;

if necessary:

•	decide, in due course, the capital increase(s) corresponding to the issuance of any new shares allocated freely;

•	carry out any share purchases required to deliver any existing shares allocated freely;

•	take all necessary measures to ensure that the beneficiaries comply with the required holding obligation;

•	and in general do whatever may be required within the scope of the current legislation to implement this authorization,

hereby specifies that the board of directors may, within the limits it has previously fixed, subdelegate the powers which are entrusted to it under this resolution in accordance with the applicable legislative and regulatory provisions, hereby resolves that the board of directors will inform the general meeting of the allocations made within the context of this resolution every year, in accordance with article L. 225-197-4 of the French commercial code, hereby fixes the period of validity of this delegation at thirty-eight (38) months from today’s date,

hereby specifies that as far as is required this delegation deprives any previous authorization granted to award Company free shares free, of all effect.

TWENTY-FIRST RESOLUTION

Delegation of authority to be granted to the board of directors to issue warrants giving the right to subscribe ordinary shares of the Company – Cancellation of the preferential right of subscription to the benefit of a category of persons meeting specific characteristics.

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

hereby delegates to the board of directors, with the ability to subdelegate as provided for by law, the authority to grant a maximum number of 3,394,405 share warrants (the “BSA”) each giving the right to subscribe to an ordinary Company share to which if necessary must be added the nominal amount of the additional shares to be issued in order to protect the rights of the holders of securities and other rights giving access to the Company shares in accordance with the law and the applicable contractual provisions, it being specified that this number will be charged against the overall ceiling stipulated in the 24th resolution below, hereby resolves that the issue price for a BSA will be decided by the board of directors on the day the BSA is issued in accordance with the characteristics of the BSA and will be at least equal to 5% of the average price for a Company share weighted by volume on the market or markets on which the Company shares are listed during the five (5) trading days prior to the date of the grant of the said BSA by the board (rounded up to the next euro cent if necessary), hereby resolves to cancel the preferential subscription rights of shareholders over the BSAs, which can only be awarded to the following category of beneficiaries: (i) members and observers (censeurs) of the Company’s board of directors in office on the date the warrants are granted who are not employees or senior executives of the Company or of one of its subsidiaries or (ii) persons who have entered into a service or consultant contract with the Company or with one of its subsidiaries or (iii) members of any committee which the board or of directors has set up or could set up who are not employees or senior executives of the Company or of one of its subsidiaries (the “Beneficiaries”), hereby resolves, in accordance with the provisions of article L. 225-138-I of the French commercial code, to delegate to the board of directors the task of fixing the list of the Beneficiaries from the above-mentioned category and the percentage of BSAs to be awarded to each Beneficiary thus designated, hereby authorizes the board of directors, to, within the limits of the above, issue and grant the BSAs on one or several occasions for each Beneficiary,

hereby resolves to delegate to the board of directors for each Beneficiary, the terms and conditions for exercising the BSAs and especially the issue price for the BSAs, the Strike Price and the timetable for exercising the BSAs, it being specified that they must be exercised within ten (10) years of their issue, at the latest, and that the BSAs which have not been exercised at the end of this ten (10) year period will be automatically null and void, hereby resolves that for as long as the Company shares are listed in France and/or abroad, the Strike Price, which will be decided by the board of directors when the BSAs are granted must be at least equal to the higher of the following values: (i) the last known closing price for a Company share on the market(s) on which the Company shares are listed on the date the said BSA is granted by the board of directors and (ii) the average price for a Company share weighted by volume on the market(s) concerned during the 20 trading days prior to the date of grant of the said BSA (rounded up to the next euro cent if necessary), hereby resolves that the ordinary shares subscribed must be fully paid up at subscription either in cash or by offsetting against liquid and immediately payable receivables,

hereby resolves that the new shares delivered to the beneficiary when its BSAs are exercised will be subject to all the provisions of the bylaws and will begin to bear dividend rights on the first day of the financial year during which they are issued, hereby resolves that the BSAs will be transferable. They will be issued in registered form and will be registered in an account,

hereby resolves the maximum issuance of 3,394,405 ordinary shares to which the exercise of the BSAs will give an entitlement, representing an increase of a maximum nominal amount of € 169,720.25,

hereby specifies that in accordance with articles L. 228-91 and L. 225-132 of the French commercial code, this decision entails the waiver, in favor of the BSA holders, of the shareholders’ preferential subscription rights for ordinary shares to which the BSAs give an entitlement, hereby reiterates that under article L. 225-98 of the French commercial code:

•

in the event of a reduction in share capital resulting from losses by reducing the number of shares, the rights of the BSA holders to receive a number of shares when the BSAs are exercised will be reduced accordingly as if the said holders had been shareholders on the date the BSAs were issued;

•

in the event of a reduction in capital resulting from losses by reducing the par value of the shares, the subscription price of the shares to which the BSAs give an entitlement will be unchanged and the issue premium will be increased in the amount of the reduction of the par value, hereby resolves in addition that:

•

in the event of a reduction in capital not resulting from losses by reducing the par value of the shares, the subscription price of the shares to which the BSAs give an entitlement will be reduced by as much;

•

in the event of a reduction in capital not resulting from losses by reducing the number of shares, the holders of the BSAs, if they exercise their BSAs, can demand the redemption of their shares under the same conditions as if they had been shareholders when the Company redeemed its own shares, hereby resolves, as is provided for in article L. 228-98 of the French commercial code, that the Company is authorized to modify its form and its corporate purpose without having to request the authorization of the holders of the BSAs, hereby reiterates that in accordance with article L. 228-98 of the French commercial code, the Company cannot modify the rules for apportioning its profits or reduce its share capital or create preference shares resulting in such a modification or reduction unless it is authorized to do so by the issuance contract or under the terms of article L. 228–103 of the French commercial code and subject to taking the necessary measures to maintain the rights of the holders of securities giving access to the capital under the terms of article L. 228-99 of the French commercial code, hereby authorizes the Company to impose on the BSA holders the redemption or reimbursement of their rights as provided for in article L. 208-102 of the French commercial code,

hereby resolves that where the adjustments set out in article L. 228-99 3° of the French commercial code may have to be carried out, the adjustment would be performed by applying the method set out in article R. 228-91 of the French commercial code. It is specified that the value of the preferential subscription rights, like the value of the share before the detachment of the subscription right, would if necessary be determined by the board of directors in accordance with the subscription, exchange or sale price per share adopted during the last transaction on the Company’s capital (capital increase, contribution of securities, sale of shares etc.) during the six (6) months preceding the meeting of the said board of directors or if such a transaction does not occur during this period, in accordance with any other financial parameter which will appear relevant to the board of directors (and which will be validated by the Company’s statutory auditors), hereby resolves to give full powers to board of directors to implement this delegation of authority and in order to:

•

issue and grant the BSAs and to draw up the subscription price, the conditions for exercising and the final terms and conditions of the BSAs in accordance with the provisions of this resolution and within the limits fixed in this resolution;

•	to determine the identity of the Beneficiaries of the BSAs and the number of BSAs granted to each of them;

•	to fix the price of the share which could be subscribed by exercising a BSA under the above conditions;

•

to record the number of ordinary shares issued following the exercise of the BSAs, to carry out the consequent formalities regarding capital increases and to make the corresponding modifications to the Company’s bylaws;

•	to take any measures to protect the BSA holders from financial transactions affecting the Company in accordance with the legal and regulatory provisions in force;

•	to, in general, take any measures and perform any formalities necessary for this issuance,

hereby resolves that this delegation is granted for a period of eighteen (18) months from today’s date and terminates any previous delegation with the same purpose.

TWENTY-SECOND RESOLUTION

Delegation of authority to be granted to the board of directors for the purpose of issuing warrants to subscribe to and/or acquire redeemable shares (BSAAR) or share subscription warrants - with a waiver of the preferential subscription rights in favor of the following category of beneficiaries: employees and corporate officers of the Company and its subsidiaries.

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

in accordance with the provisions of articles L. 225-129-2, L. 225-138 and L. 228-91 of the French commercial code,

hereby delegates to the board of directors of the Company with the ability to subdelegate, its authority to decide to issue on one or several occasions, warrants to subscribe to and/or acquire redeemable shares (“BSAAR”) and/or share subscription warrants (“BSA”), hereby resolves that the total nominal amount of the increases in share capital that may be carried out immediately and/or in future, by virtue of this delegation, may not exceed€ 212,150.30, corresponding to a maximum total number of 4,243,006 shares with a par value of €0.05 to which must be added, if necessary, the nominal amount of the additional shares to be issued to safeguard, in accordance with the law and the applicable contractual provisions, the rights of the holders of securities giving access to the Company’s share capital, it being specified that the number of BSAARs and BSAs which can be issued under this delegation will be charged against the overall ceiling stipulated in the 24th resolution below, hereby resolves to waive the preferential subscription rights of the shareholders for the BSAARs and the BSAs and to reserve their subscription to the following categories of persons: employees and corporate officers of the Company and its French and foreign subsidiaries (the “Beneficiaries”), hereby delegates, in accordance with article L. 225-138-I of the French commercial code, to the board of directors the power to settle on the list of Beneficiaries from within this category as well as the maximum number of BSAARs and/or BSAs to which each can subscribe, hereby delegates full powers to the board of directors to set all the characteristics of the BSAARs and the BSAs, in particular the subscription price which will be determined after an opinion from an independent expert in accordance with the parameters determining its value (namely: the strike price, the period of unavailability, the exercise period, the trigger threshold and the period of repayment, interest rate, dividend distribution policy, volatility of the Company’s shares) as well as the terms and conditions of the issue and the terms and conditions of the issuance contract, hereby resolves that for as long as the Company’s shares are listed in France and/or abroad, the strike price, which will be decided by the board of directors when the BSAARs and the BSAs are granted, must be at least equal to the volume weighted average price for a Company share on the market or markets concerned for the 20 trading days prior to the date of the grant of the said BSAAR or BSA by the board of directors, it being specified that each BSAAR or BSA will give an entitlement to subscribe for one Company share, hereby resolves that in accordance with articles L. 228-91 and L. 225-132 of the French commercial code, this delegation entails the waiver by the shareholders’, in favor of the Beneficiaries, of their preferential subscription rights for ordinary shares to which the BSAAR or BSA give an entitlement, hereby gives full powers to the board of directors with the ability to subdelegate under the legal and regulatory conditions, in order to:

•

issue and grant the BSAAsR and BSAs and set the subscription price, the conditions for exercising and the final terms and conditions of the BSAARs and the BSAs in accordance with the provisions of this resolution and within the limits fixed in this resolution;

•	fix the precise list of Beneficiaries and the number of BSAARs and BSAs granted to each Beneficiary;

•	fix the issue price of the shares to which the BSAARs and the BSAs will give an entitlement under the conditions set above;

•

record the number of shares issued following the exercise of the BSAARs and the BSAs and carry out, directly or through a representative, all the formalities necessary to make the capital increases which may be realized when exercising the BSAARs and the BSAs final and binding and carry out the corresponding modifications to the Company’s bylaws;

•	take any measure to protect the holders of BSAARs and the BSAs from financial transactions affecting the Company in accordance with the legal and regulatory provisions in force;

•	and, in general, take any measures and perform any formalities necessary to implement this delegation.

hereby resolves that this delegation is granted for a period of eighteen (18) months from the date of this general meeting and terminates any previous authorization having the same purpose.

TWENTY-THIRD RESOLUTION

Authorization for the board of directors to freely allocate preferred shares of the Company to the employees and and/or the executive officers of the Company and its subsidiaries entailing the waiver by the shareholders of their preferential subscription rights.

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ report,

after reiterating that the creation of preferred shares convertible into ordinary shares subject to the performance conditions after a period of four years was authorized by the combined ordinary and extraordinary shareholders meeting held on February 16, 2015 in its eighteenth resolution and was the subject of a report by an independent auditor for special advantages, hereby authorizes in accordance with the legislative and regulatory provisions in force notably those of articles L. 225-197-1 and the following sections of the French commercial code, the board of directors to grant, on one or several occasions, under the conditions it will fix and within the limits fixed in this authorization, the free allocation of preferred shares to the executive officers of the Company and/or the employees of the Company and/or of the companies or groupings affiliated to it within the meaning of article L. 225-197-2 of the French commercial code, hereby resolves that the total number of preferred shares freely allocated under this resolution cannot represent more than 1,272,902 preferred shares with a par value of €0.05 and that the number of ordinary shares issued by converting the preferred shares cannot exceed 1,272,902 shares with a par value of €0.05, it being specified that (a) the number of shares which can be granted under this delegation will be subtracted from the ceiling stipulated in the 24th resolution below and that (b) this ceiling is fixed without taking into account the legal, regulatory or contractual adjustments required to protect the rights of the beneficiaries of preferred shares, hereby resolves that the vesting period for the preferred shares granted freely will be a minimum of two (2) years and that the period for holding the preferred shares which are definitively granted will be a minimum period of two years apart from the preferred shares whose vesting period will be at least of four (4) years for which the minimum compulsory lock-in period is canceled, hereby resolves that as an exception, for beneficiaries who are tax residents in France and with the approval of the board of directors for the other beneficiaries, the preferred shares can be converted into ordinary shares before the end of the lock-in period, and the ordinary shares obtained will be immediately transferable if (i) the beneficiary is subject to a disability in the second or third categories stipulated in article L. 341-4 of the French social security code, on the request of the said beneficiary and (ii) if the beneficiary dies, and on the request of beneficiary’s rightful claimants and within a period of six months after the death, subject to making an express demand to the Company by enclosing a notarized certificate certifying the rules of apportionment between them, hereby acknowledges, as far as is required, that this authorization entails the waiver, in favor of the beneficiaries, by the shareholders of any right over the preferred shares granted freely on the basis of this authorization, hereby gives full powers to the board of directors within the limits fixed above to:

•	fix the terms and the criteria for converting the preferred shares,

•

determine the identity of the beneficiaries, the number of preferred shares granted to them, the terms for attributing the said preferred shares and in particular the vesting period, and lock-in periods for the preferred shares which are awarded freely in a plan for the granting of free preferred shares;

•	set the dates on which the grants of free preferred shares will be carried out under the conditions and within the limits set by the legislative provisions;

•	if deemed necessary, also fix the criteria for the final grant of preferred shares, in particular the conditions of presence and/or performance;

•

regarding executive officers, comply with the provisions of article L. 225-197-6 of the French commercial code, and fix the number of ordinary shares derived from converting the preferred shares which they are obliged to keep registered in their name until they cease their functions in accordance with the last sub-paragraph of article L. 225-197-1 II, and

•	provide for the right to temporarily suspend the conversion rights;

•

determine the impacts the transactions modifying the capital or liable to affect the value of the preferred shares which are granted and realized during the vesting and lock-in periods have on the rights of the beneficiaries;

•

if necessary, adjust the number of preferred shares granted freely in order to safeguard the rights of the beneficiaries in accordance with any transactions concerning the Company’s share capital notably a change in the par value of the ordinary shares, an increase in the share capital by incorporating reserves by increasing the number of ordinary shares, by the allocation of free ordinary shares to all shareholders, the issue of new capital shares or securities giving access to the capital with a preferential subscription rights reserved for shareholders, the splitting or reverse splitting of securities, the depreciation of the share capital, the modification of the apportionment of profits, the share capital reduction resulting from losses by reducing the number of ordinary shares or any other transaction over equity capital including any public offer or other transaction leading to a change of control, it being specified that the preferred shares which are granted under these adjustments will be deemed to have been granted on the same day as the preferred shares which were initially granted;

•	record the dates of the final grant;

•

perform one or several capital increases by incorporating reserves, profits, issue premiums or other sums whose capitalization would be allowed in favor of the beneficiaries of the preferred shares to be issued. This authorization automatically entails the corresponding waiver by the shareholders of their preferential subscription rights for the said preferred shares and the portion of the reserves, profits and premiums or other sums incorporated, a transaction for which the board of directors benefits from a delegation of authority in accordance with articles L. 225-129-2 and L. 225-197-1 of the French commercial code;

•

decide whether the ordinary shares resulting from the conversion of the preferred shares are existing shares or shares to be issued and in the event of the issue of new ordinary shares charge the sums necessary for paying up the said ordinary shares against the reserves, profits, premiums or other sums whose capitalization is permitted. This authorization automatically entails the corresponding waiver by the shareholders of their preferential subscription rights for the said ordinary shares and the part of the reserves, profits and premiums or other sums thus incorporated. The board of directors benefits from a delegation of authority for this in accordance with articles L. 225-129-2 and L. 225-197-1 of the French commercial code;

•

record that the capital increase(s) under this authorization have been carried out, make the corresponding modification to the Company’s bylaws and generally perform all necessary actions and formalities;

•	establish the existence of sufficient reserves and for each grant, transfer the sums required for paying up the preferred shares to be granted from an unavailable reserve account;

•

if necessary, acquire ordinary shares in accordance with the statutory provisions (in effect on today’s date), within the scope of article L. 225-208 of the French commercial code and/or within the scope of a share buyback program implemented under the terms of article L. 225-209 of the French commercial code;

•	take all necessary measures to ensure that the beneficiaries respect the required holding obligation;

•	do whatever may be required within the scope of the current legislation to implement this authorization,

hereby specify that the board of directors can sub delegate the powers entrusted to it under this resolution in accordance with the applicable legislative and regulatory provisions,

hereby resolves that the board of directors will inform the general meeting of the allocations made within the context of this resolution every year, in accordance with article L. 225-197-4 of the French commercial code, hereby resolves that this delegation is granted for a period of thirty-eight (38) months from today’s date and terminates any previous authorization with the same purpose.

TWENTY-FOURTH RESOLUTION

Overall limitations to the amount of issues made under the 19th resolution, the 20th resolution, 21st resolution, the 22nd resolution and the 23rd resolution above.

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ special reports,

hereby resolves that the sum (i) of the shares which may be issued or acquired by exercising the options granted under the 19th resolution above, (ii) the shares which could be granted freely under the 20th resolution above, (iii) the shares which could be issued by exercising the share subscription warrants which could be issued under the 21st resolution above, (iv) the shares which could be issued by exercising the share subscription warrants and/or the redeemable share purchase warrants or the share subscription warrants which could be issued under the 22nd resolution above and (v) the shares which could be granted free of charge under the 23rd resolution above cannot exceed 4,243,006 shares, it being specified that the additional amount of the shares to be issued in accordance with the applicable contractual provisions in order to protect the rights of the holders of securities and other rights giving access to these shares will be added to this ceiling.

TWENTY-FIFTH RESOLUTION

Delegation to be granted to the board of directors for the purpose of an increase in the share capital whose subscription would be reserved to members of a company savings plan established pursuant to articles L. 3332-1 and following of the French labor code

The shareholders’ meeting, deliberating under the quorum and majority voting rules applicable to extraordinary shareholders’ meetings,

having reviewed the board of directors’ report and the statutory auditors’ reports established in accordance with the law,

in accordance with the provisions of articles L. 225-129 and the following sections of the French commercial code, in particular L 225-129-2, L. 225-129-6 and L. 225-138-1, and articles L. 3332-18 and following of the French labor code, hereby delegates authority to the board of directors to carry out the capital increase on one or more occasions, by its own decisions, by issuing ordinary shares which are reserved either directly or through a company mutual fund for the members of a company savings plan as provided for in articles L. 3332-1 and following of the French labor code and which is open to employees of the Company and its affiliates within the meaning of article L. 225–180 of the French commercial code and of article L3344-1 of the French labor code and who satisfy the conditions potentially set by the board of directors (hereafter the “Group’s Employees”), hereby resolves to consequently waive the preferential subscription rights granted to shareholders by article L. 225-132 of the French commercial code and to reserve the subscription of the said ordinary shares to the Group’s Employees, hereby fixes the validity of this delegation at eighteen (18) months from the date of this general meeting,

hereby fixes the maximum nominal amount of the shares which can be issued at the sum of €66,300,

hereby resolves that the issue price for a share shall be determined by the board of directors in accordance with the provisions of article L. 3332-20 of the French labor code.

—oo0oo—

Requests for the inclusion of items or draft resolutions in the agenda by shareholders that meet the conditions set forth under article R. 225-71 of the French commercial code, must, pursuant to the legal provisions, be addressed to the registered office and sent to the Company no later than the twenty-fifth calendar day that precedes the date of the shareholders’ meeting. It shall not be possible to address any such request more than twenty (20) days after the date of this notice.

Shareholders, regardless of the number of shares they own, shall have the right to attend the meeting, be represented by a proxy or vote by mail. If the shareholders are individuals, they may only appoint as proxy their spouse or partner in civil union or another shareholder of the Company.

The right to attend meetings shall be governed by all applicable laws and regulations and be conditional upon the registration, for accounting purposes, of the shares in the name of the shareholder or a designated intermediary on the second working day preceding the shareholders’ meeting at midnight, Paris time, either in the registered share accounts kept by the Company or the bearer share accounts kept by the authorized intermediary.

Holders of registered shares shall not be required to meet any formality and shall be granted access upon proof of identity.

Holders of bearer shares must submit a certificate of participation, issued by their financial intermediary at least two (2) working days before the date of the meeting.

The shareholder wishing to vote by mail, may request the appropriate form by sending a registered letter with acknowledgement of receipt, to Ms. Patricia Sosa, Cellectis, 8, rue de la Croix Jarry, 75013 Paris, no later than six (6) days prior to the date of the meeting.

It is recalled that, pursuant to the law:

•	the duly completed ballot form must be sent to the Company’s registered office or to Société Générale at least three (3) days prior to the date of the meeting, i.e. no later than June 22, 2019;

•	holders of bearer shares must add to their form a certificate of participation issued by the financial intermediary with whom their shares are deposited;

•	shareholders who have voted by mail shall no longer be able to attend the meeting or be represented by a proxy.

Written questions may be sent no later than the fourth (4th) working day prior to the date of the shareholders’ meeting, i.e. no later than June 19, 2019:

•	to the registered office by registered letter with acknowledgement of receipt, addressed to the chairman of the board of directors; or

•	by e-mail to: investors@cellectis.com.

These written questions must be accompanied by a certificate of registration, either in the registered share accounts or in the bearer share accounts.

In accordance with the law, all the documents to be provided at the shareholders’ meeting must be made available to the shareholders within the legal deadlines at the registered office.

The board of directors